Exhibit 99.1

REALTY INCOME TO ACQUIRE SPIRIT REALTY CAPITAL IN $9.3 BILLION TRANSACTION

- Over 2.5% Accretion to Annualized AFFO per Share in All Stock, Leverage-Neutral Transaction

- Complementary Real Estate Portfolio Enhances Size, Scale and Diversification to Expand Runway for Future Growth

- No Reliance on Capital Markets to Complete Transaction; Realty Income to Assume Existing Debt with Low In-Place Rates

SAN DIEGO and DALLAS, October 30, 2023….Realty Income Corporation (Realty Income, NYSE: O), The Monthly Dividend Company®, and Spirit Realty Capital, Inc. (Spirit, NYSE: SRC), announced today that the two companies have entered into a definitive merger agreement by which Realty Income will acquire Spirit in an all-stock transaction valued at an enterprise value of approximately $9.3 billion. The leverage-neutral transaction is expected to deliver over 2.5% accretion to Realty Income’s annualized Adjusted Funds from Operations (AFFO) per share. Additionally, no new external capital is expected to be required to finance the transaction. The merger, once completed, will result in an enterprise value of approximately $63 billion for the combined company, enhancing Realty Income’s size, scale, and diversification to expand its runway for future growth.

Under the terms of the merger agreement, Spirit shareholders will receive 0.762 newly-issued Realty Income common shares for each Spirit common share they own. At closing, this will result in Realty Income and Spirit shareholders owning approximately 87% and 13%, respectively, of the combined company. The merger is subject to customary closing conditions, including the approval of Spirit shareholders, and is expected to close during the first quarter of 2024. Additionally, from the date of the merger agreement through the closing of the transaction, Spirit may declare and pay regular, quarterly cash dividends to holders of its common stock and to holders of its preferred stock. No approval of Realty Income shareholders will be required in connection with the merger.

“The merger with Spirit is yet another example of how our size, scale, and unique platform value continue to create substantial value for our shareholders,” said Sumit Roy, President and Chief Executive Officer of Realty Income. “We expect that this transaction will create immediate and meaningful earnings accretion, while enhancing the diversification and depth of our high-quality real estate portfolio. Spirit’s assets are highly complementary to our existing portfolio, extending our investments in industries that have proven to generate durable cash flows over several economic cycles. We also believe this merger will strengthen our longstanding relationships with existing clients and allow us to curate new ones with partners whose growth ambitions can accelerate alongside Realty Income. Moreover, our technology and infrastructure investments following the VEREIT merger in 2021 have amplified our efficiency in integrating assets and augmented our capabilities in maximizing the value of our properties.”

Jackson Hsieh, President and Chief Executive Officer of Spirit Realty said, “Since the board appointed me CEO in 2017, our leadership team and dedicated associates have effectuated numerous accomplishments, including improved tenant quality and asset diversification, implementation of advanced analytical tools and processes, and an excellent balance sheet with well-laddered maturities and below-market fixed debt costs. This transaction is the culmination of these accomplishments, and merging with Realty Income offers Spirit’s shareholders immediate value by providing a more competitive cost of capital, an A-rated balance sheet, broader tenant diversification, and the ability to leverage economies of scale.”

Investment Rationale

•	Significant anticipated AFFO per share accretion on a leverage-neutral basis with meaningful cost synergies. Relative to its standalone annualized AFFO per share run rate, Realty Income estimates the transaction to be over 2.5% accretive while maintaining a combined leverage ratio of approximately 5.5x (based on Net Debt and Preferred Equity / Annualized Adjusted EBITDAre as of June 30, 2023). As of June 30, 2023, Realty Income and Spirit maintained leverage ratios of 5.4x and 5.5x, respectively. The estimated earnings accretion assumes approximately $50 million of annualized G&A synergies (or approximately $30 million of annualized G&A synergies excluding stock-based compensation).

•	Complementary real estate portfolio improves diversification and enhances runway for future growth. The combined portfolio is expected to result in reduced rent concentration for nine of Realty Income’s current top 10 industries and 18 of its current top 20 clients, while increasing the combined portfolio’s annualized contractual rent from $3.8 billion to $4.5 billion. Convenience stores are expected to remain the combined company’s largest industry, at 10.2% of annualized contractual rent for the combined portfolio as of June 30, 2023, compared to 11.1% of annualized contractual rent of Realty Income on a standalone basis. The Industrial property type is expected to represent 15.1% of annualized contractual rent for the combined portfolio, compared to 13.1% of annualized contractual rent of Realty Income on a standalone basis. The enhanced size, scale, and diversification of the portfolio further positions Realty Income as the real estate partner of choice for large net lease transactions, particularly given the current interest rate environment.

•	Public capital not expected to be required to finance transaction, low in-place rates on existing debt. Earnings accretion is supported by approximately $4.1 billion of existing Spirit debt at a weighted average interest rate of 3.48% and weighted average term to maturity of approximately 4.9 years. In addition, Realty Income intends to assume approximately $173 million of Spirit’s outstanding Series A Preferred Stock at an annual cash dividend of 6.0%, which is redeemable at par and is expected to remain publicly traded on the New York Stock Exchange.

•	Prudent investment underwriting bolstered by proprietary credit research and predictive analytics platform. Realty Income’s longstanding investment track record over multiple decades is supported by historical outcomes, insights and data analytics gleaned from its net lease real estate portfolio. We believe our comprehensive and conservative underwriting approach positions the investment to retain potentially meaningful earnings and value upside over the long-term.

•	Preserves quality of key credit metrics for best-in-class balance sheet. Realty Income remains one of only eight U.S. REITs with at least two A3 / A- credit ratings by Moody’s and S&P and is committed to maintaining its conservative credit metrics while executing on its growth strategy. In addition to the transaction resulting in leverage neutrality, Realty Income is expected to maintain or improve several key credit metrics as a result of this transaction, including with respect to fixed charge coverage, unsecured assets / unsecured debt, secured debt / gross assets and total debt / gross assets.

•	Benefits of scale extends to capital markets as Realty Income solidifies position as one of the largest real estate companies in the S&P 500. Pro forma for the merger, Realty Income expects to remain in the top 200 of the S&P 500 index and become the 4th largest REIT in the index, by enterprise value, with a total enterprise value of approximately $63 billion. Further, after giving effect to the merger agreement’s fixed exchange ratio and the company’s current 3-month average daily trading volume, the resulting Realty Income stock is expected to trade approximately $300 million of value on a daily basis. We believe the company’s highly liquid share currency and increasing representation in key benchmark equity indices will create natural demand for the stock and provide Realty Income with meaningful flexibility to continue to effectively and efficiently access the capital markets.

Advisors

Wells Fargo is serving as sole financial advisor and Latham & Watkins is acting as legal advisor to Realty Income.

J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC are serving as financial advisors and Wachtell, Lipton, Rosen & Katz is acting as legal advisor to Spirit.

Webcast and Conference Call Information

Realty Income and Spirit will conduct a joint conference call for investors and analysts on October 30, 2023 at 8:00 am ET to discuss the transaction.

To access the conference call, dial (833) 816-1264 (United States) or (412) 317-5632 (International). When prompted, ask to join into the Realty Income call.

A live webcast will be available in listen-only mode by clicking on the webcast link on Realty Income or Spirit’s home page or in the investors section at www.realtyincome.com or www.spiritrealty.com. A replay of the conference call webcast will be available approximately one hour after the conclusion of the live broadcast. No access code is required for this replay.

Investor Presentation

An investor presentation regarding the transaction will be available in the investors section of each company’s website.

About Realty Income

Realty Income, The Monthly Dividend Company®, is an S&P 500 company and member of the S&P 500 Dividend Aristocrats® index. We invest in people and places to deliver dependable monthly dividends that increase over time. The company is structured as a REIT, and its monthly dividends are supported by the cash flow from over 13,100 real estate properties primarily owned under long-term net lease agreements with commercial clients. To date, the company has declared 640 consecutive common stock monthly dividends throughout its 54-year operating history and increased the dividend 122 times since Realty Income's public listing in 1994 (NYSE: O). Additional information about the company can be obtained from the corporate website at www.realtyincome.com.

About Spirit Realty

Spirit Realty Capital, Inc. (NYSE: SRC) is a premier net-lease REIT that primarily invests in single-tenant, operationally essential real estate assets, subject to long-term leases. As of June 30, 2023, our diverse portfolio consisted of 2,064 retail, industrial and other properties across 49 states, which were leased to 345 tenants operating in 37 industries. As of June 30, 2023, our properties were approximately 99.8% occupied. More information about Spirit Realty Capital can be found on the investor relations page of the Company's website at www.spiritrealty.com.

Cautionary Note Regarding Forward-Looking Statements

This communication may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, the Private Securities Litigation Reform Act of 1995 and other federal securities laws. These forward-looking statements can be identified by the use of words and phrases such as “preliminary,” “expect,” “plan,” “will,” “estimate,” “project,” “intend,” “believe,” “guidance,” “approximately,” “anticipate,” “may,” “should,” “seek,” or the negative of these words and phrases or similar words or phrases that are predictions of or indicate future events or trends and that do not relate to historical matters but are meant to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions of management. These forward-looking statements are subject to known and unknown risks and uncertainties that you should not rely on as predictions of future events. Forward-looking statements depend on assumptions, data and/or methods which may be incorrect or imprecise, and Realty Income Corporation (“Realty Income”) and/or Spirit Realty Capital, Inc. (“Spirit”) may not be able to realize them. Neither Realty Income nor Spirit guarantee that the events described will happen as described (or that they will happen at all). The following risks and uncertainties, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements: Realty Income’s or Spirit’s continued qualification as a REIT under the Internal Revenue Code of 1986, as amended; general domestic and foreign business, industry, economic, or financial conditions; competition; fluctuating interest and currency rates; inflation, including potential fluctuations in the Consumer Price Index, access to debt and equity capital markets and other sources of funding, and fluctuations in the available terms thereof; continued volatility and uncertainty in the credit markets and broader financial markets; other risks inherent in the real estate business, including client defaults under leases, increased client bankruptcies, potential liability relating to environmental matters, illiquidity of real estate investments, re-leasing uncertainties, and potential damages from natural disasters; competition, impairments in the value of real estate assets; changes in domestic and foreign income tax laws and rates; Realty Income’s or Spirit’s success in implementing its business strategy and its ability to identify, underwrite, finance, consummate, integrate and manage diversified acquisitions or investments; the impact of any financial, accounting, legal or regulatory issues or litigation that may affect Realty Income or Spirit or their major tenants, respectively; risks that the proposed transaction (the "Transaction”) between Realty Income and Spirit disrupts current plans and operations; the outcome of any legal proceedings related to the Transaction; the ability of Realty Income and Spirit to consummate the Transaction on a timely basis or at all; the impacts of the announcement or consummation of the Transaction on business relationships of Realty Income or Spirit; the satisfaction of the conditions precedent to consummation of the Transaction; the anticipated cost related to the Transactions; and the ability for the combined company to realize the anticipated synergies, or at all.

These risks, as well as other risks related to the Transaction, will be included in the registration statement on Form S-4 and proxy statement/prospectus that will be filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Spirit’s and Realty Income’s respective periodic reports and other filings with the SEC, including the risk factors identified in Realty Income’s and Spirit’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither Realty Income nor Spirit undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

Additional Information about the Proposed Transactions and Where to Find It

In connection with the proposed transaction, Realty Income intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of Spirit that also constitutes a prospectus of Realty Income. Each of Spirit and Realty Income may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Spirit or Realty Income may file with the SEC. The definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of Spirit. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (if and when available) and other documents containing important information about Spirit, Realty Income and the proposed transaction, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Realty Income will be available free of charge on Realty Income’ website at www.realtyincome.com/investors or by contacting Realty Income’ Investor Relations department at 858-284-5000. Copies of the documents filed with the SEC by Spirit will be available free of charge on Spirit’ website at investors.spiritrealty.com or by contacting Spirit’s Investor Relations department by mail at Investor Relations, 2727 North Harwood Street, Suite 300, Dallas, TX.

Participants in the Solicitation

Realty Income, Spirit and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Realty Income, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Realty Income’s proxy statement for its 2023 Annual Meeting of Stockholders, which was filed with the SEC on March 31, 2023, and Realty Income’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 22, 2023. Information about the directors and executive officers of Spirit, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Spirit’s proxy statement for its 2023 Annual Meeting of Stockholders, which was filed with the SEC on March 23, 2023, and Spirit’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 28, 2023. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Spirit or Realty Income using the sources indicated above.

No Offer or Solicitation

This communication and the information contained herein is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

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